                        Independent Auditor's Consent

                                                                 Exhibit 23.1

The Board of Directors
VCS Technologies, Inc.

We consent to the use of our qualified report included herein and to the references to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

Our report dated August 15, 1995, contains an explanatory paragraph that states that the Company has sustained recuring losses from operations, working capital deficiency, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements to do not include any adjustments that might result from the outcome of that uncertainty.

                                                        KPMG Peat Marwick LLP



New York, New York
September 30, 1998